Exhibit 99.3

FORM OF NOTICE TO STOCKHOLDERS WHO ARE ACTING AS NOMINEES

VOLTARI CORPORATION

To Brokers, Dealers, Custodian Banks,

Trust Companies and Other Nominees:

This letter is being distributed to brokers, dealers, custodian banks, trust companies and other nominees in connection with the rights offering (the “Rights Offering”) by Voltari Corporation (the “Company”), as described in the Company’s prospectus dated                 , 2015 (the “Prospectus”). On                 , 2015 the Company distributed to record holders of common stock as of February 13, 2015, at no charge, transferable subscription rights (the “original subscription rights”) to purchase up to an aggregate of 4,300,000 shares of the Company’s common stock, $0.001 par value per share (the “common stock”). Each subscription right includes a basic subscription right to purchase shares of common stock and an over-subscription privilege. The subscription rights will expire at 5:00 p.m., New York City Time, on                 , 2015, unless the subscription period is further extended by the board of directors of the Company to a date no later than                 , 2015.

Holders who exercise their basic subscription rights or over-subscription privilege to purchase less than 1,300,000 shares in this Rights Offering will pay a price of $         per whole share (the “ordinary subscription price”). Holders who exercise their basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering will pay a price of $         per whole share, (the “premium subscription price”). If a holder exercises its basic subscription rights or over-subscription privilege to purchase 1,300,000 shares or more in this Rights Offering, but such holder owns less than 33% of the Company’s issued and outstanding common stock following completion of this Rights Offering, the Company will refund to such holder, without interest or penalty, as soon as practicable following the closing of the Rights Offering, the difference between the premium subscription price and the ordinary subscription price with respect to the shares purchased by such holder in this Rights Offering.

The subscription rights will, subject to any applicable state law restrictions, be transferable during the subscription period, but the subscription rights will not be listed for trading on any stock exchange.

If any holders of subscription rights (including holders who acquired rights by purchasing them from others) do not exercise their basic subscription rights in full, then holders who did exercise their basic subscription rights in full will be entitled to purchase a portion of the remaining shares. A holder may exercise its over-subscription privilege for a number of shares less than, equal to or greater than its basic subscription rights. Each holder should indicate on its rights certificate, or the form provided by its nominee, how many additional shares it would like to purchase pursuant to its over-subscription privilege, if any. In honoring over-subscriptions, the Company will allocate the available shares proportionately by calculating the number of rights a subscriber properly exercised using its basic subscription rights relative to the number of rights properly exercised using the basic subscription rights by all subscribers who have over-subscribed. The Company will allocate to each holder an equivalent proportion of the shares available for over-subscription. The Company will seek to honor each over-subscription in full, subject to any restrictions and conditions set forth herein. The exercise of a holder’s over-subscription privilege may be limited, however, if there are insufficient shares available, so such holder may be allocated fewer shares than it subscribed for using its over-subscription privilege. If the allocation results in a holder being allocated a greater number of shares than such holder subscribed for, then the Company will allocate to such holder only that number of shares for which it over-subscribed.

The Company will not issue or pay cash in place of fractional shares of common stock. Instead, the Company will round down any resulting fractional shares to the nearest whole share.

In order to protect the Company from the loss of its net operating losses (“NOLs”) the Company reserves the right, in the sole discretion of its board of directors, to limit the number of shares that may be purchased in this Rights Offering by any subscriber who owned less than 4.95% of the Company’s common stock prior to this Rights Offering, if such purchase would result in such subscriber owning 4.95% or more of the Company’s common stock following the completion of this Rights Offering. For purposes of calculating the exercise limits in this Rights Offering, common stock owned by a subscriber includes common stock deemed to be owned by such subscriber under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), including common stock owned by:

•	any living spouse, child, grandchild, or parent;

•	if the subscriber is an entity, by any person that owns the subscriber;

•	any entity in which the subscriber holds an interest (in proportion to such interest); and

•	any person (other than the Company), if the subscriber holds an option to purchase the Company’s common stock or an interest in an entity that owns or is deemed to own the Company’s common stock, if such option was obtained from such person and would be treated as exercised under Section 382 of the Code.

Notwithstanding the foregoing, in the event any subscriber who owned less than 5.0% of the Company’s common stock prior to this Rights Offering purchased shares in the Rights Offering that resulted in such subscriber owning 5.0% or more of the Company’s common stock following the completion of this Rights Offering, such shares will be void ab initio unless the Company’s board of directors, in its sole discretion, consents to such issuance (such consent not to be implied by any inaction by the Company’s board of directors).

By exercising subscription rights in this Rights Offering, each subscriber will represent, acknowledge and agree that:

•	The Company may limit the number of shares any subscriber may purchase (pursuant to the basic subscription right or over-subscription privilege) pursuant to the limitations set forth herein and in the Prospectus;

•	The Company may limit or refuse subscriptions from some subscribers and not others;

•	The Company may void and cancel the issuance of certain shares pursuant to the limitations set forth herein;

•	The subscriber will not own 33% or more of the Company’s issued and outstanding common stock following completion of this Rights Offering, unless the subscriber has paid the premium subscription price for all shares of the Company’s common stock that you purchased in this Rights Offering; and

•	Any purported exercise of rights in violation of the terms of this Rights Offering, including but not limited to the terms set forth in the subscription documents, will be void and of no force and effect.

The subscription rights are evidenced by subscription rights certificates (“Subscription Rights Certificates”) registered in the record holder’s name or in your name as nominee. The number of subscription rights to which the record holder is entitled is printed on the face of the Subscription Rights Certificate. The Company is asking persons who hold shares of the Company’s common stock beneficially and who have received the subscription rights with respect to those shares through a broker, dealer, custodian bank, trust company or other nominee, as well as those persons who hold Subscription Rights Certificates of the Company’s common stock directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, the Company is asking beneficial owners who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

Please take prompt action to notify any beneficial owners of the Company’s common stock as to the Rights Offering and the procedures and deadlines that must be followed to exercise subscription rights.

All commissions, fees, and other expenses incurred in connection with the exercise of the subscription rights will be for the account of the holder of the subscription rights, and none of such commissions, fees, or expenses will be paid by the Company. Enclosed are copies of the following documents:

1.	Prospectus;

2.	A form of letter that may be sent to your clients for whose accounts you hold the Company’s common stock registered in your name or the name of your nominee;

3.	Instructions as to Use of Subscription Rights Certificate;

4.	Form of Beneficial Owners Election Form which may be sent to beneficial owners of the Company’s common stock;

5.	Form of Nominee Holder Certification for custodial and/or broker use;

6.	Notice of Guaranteed Delivery; and

7.	Notice of Tax Information.

A holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised prior to 5:00 p.m., New York City time, on                  , 2015, unless such date is further extended by us to a date no later than                  , 2015, will expire and have no value. The Company reserves the right to reject any or all subscriptions not properly submitted or the acceptance of which would in the opinion of the Company’s counsel, be unlawful.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT OR THE INFORMATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the information agent for the Rights Offering (the “Information Agent”). The Information Agent’s telephone number is (866) 796-1290 or (212) 493-3910. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent. Very truly yours,

Voltari Corporation